Filed by United Community Banks, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ANB Holdings, Inc.

Commission File No.: 001-35095

Date: January 22, 2025

Set forth below is a transcript of United Community Banks, Inc.’s quarterly earnings conference call held on January 22, 2025 during which the proposed merger of ANB Holdings, Inc. with and into United Community Banks, Inc. was discussed.

UNITED COMMUNITY BANKS, INC.

Moderator: Lynn Harton

January 22, 2025

9:00 a.m. EDT

Operator

Good morning, and welcome to United Community Bank's Fourth Quarter 2024 Earnings Call. Hosting our call today are Chairman and Chief Executive Officer, Lynn Harton; Chief Financial Officer, Jefferson Harralson, President and Chief Banking Officer, Rich Bradshaw; and Chief Risk Officer, Rob Edwards.

United's presentation today includes references to operating earnings, pretax, precredit earnings and other non-GAAP financial information. For these non-GAAP financial measures, United has provided a reconciliation to the corresponding GAAP financial measure in the Financial Highlights section of the earnings release as well as at the end of the investor presentation. Both are included on the website at ucbi.com.

Copies of the fourth quarter's earnings release and investor presentation were filed this morning on Form 8-K with the SEC, and a replay of this call will be available in the Investor Relations section of the company's website at ucbi.com.

Please be aware that during this call, forward-looking statements may be made by representatives of United. Any forward-looking statements should be considered in light of risks and uncertainties described on Pages 5 and 6 of the company's 2023 Form 10-K as well as other information provided by the company in its filings with the SEC and included on its site.

At this time, I will turn the call over to Lynn Harton.

Lynn Harton

Chairman & CEO

Good morning and thank you for joining our call today. We were pleased to report earnings of $0.61 this quarter and $2.04 for the full year. On an operating basis, we recorded earnings of $0.63 for the quarter and $2.30 for the year. This represented an annualized growth in operating earnings of 11% from last quarter and an increase of 9% for the full year of '24 compared to '23.

Our tangible book value increased 9% year-over-year and at a 7% annualized rate during the fourth quarter. Our operating return on assets reached 1.08% in the quarter, and we finished the full year at 1.02%. Our operating return on tangible common equity increased to 12.1% for the quarter and 11.4% for the full year. There was no single driver of performance this quarter, rather, we recorded strong balanced performance across all of our businesses.

Loan growth accelerated at the end of the quarter reaching a 5% annualized growth rate with several different product types contributing. Deposit growth totaled almost 4% annualized during the quarter with seasonal growth in public funds driving those results. As the Fed lowered short-term rates this quarter, we were able to decrease deposit costs by 15 basis points, nearly offsetting the 21 basis point decline in loan yields.

Our overall margin was down 7 basis points, but net interest revenue increased by $1.1 million over the previous quarter. Credit continues to reflect solid economic conditions in our footprint. Total net charge-offs were 21 basis points, our lowest rate since Q2 of '23. Other credit metrics were also stable at low levels. Expenses were well managed, essentially flat with the third quarter.

Our operating efficiency improved to 55%. We continue to have ample liquidity to fund growth and are looking forward to our opportunities in 2025, including the expansion of our South Florida footprint with American National Bank.

Jefferson, why don't you cover the quarter in more detail now?

Jefferson Harralson

Executive VP & CFO

We'll do. Thank you, Lynn, and good morning to everyone. I'm going to start on Page 5 and lead off by talking about deposits. We enjoyed $213 million of deposit growth or 3.7% annualized. We had stable DDA, and we had the benefit of seasonally strong public funds. The strong deposit growth funded substantially all of our loan growth in the quarter. We were proactive in lowering our deposit cost. Our cost of total deposits improved by 15 basis points in the quarter. We have a total deposit beta of 22% so far, but we believe we are still on pace for a high 30% range of total deposit beta through the cycle.

On Page 6, we go into some more detail on deposits. In particular, we show our opportunity to reprice CDs here in the first quarter.

We have been shortening our CD book over the past year, and we have a significant amount of dollars maturing in the first quarter.

Specifically, we have over half of our CD book maturing, which is $1.8 billion at 4.14%. We should be able to reprice these in the 3.50% range given the current environment. On Page 7, we turn to the loan portfolio where growth picked up nicely, specifically in areas that we are targeting. We had 13% annualized growth in C&I, which includes owner-occupied CRE and 15% annualized growth in the Navitas book.

We have also been targeting our HELOC product for growth and we were pleased with 20% annualized growth in that area. Turning to Page 8, where we highlight some of the strengths of our balance sheet. We believe that our balance sheet is in good position with just a small amount of wholesale borrowings and very limited broker deposits. Our loan-to-deposit ratio stayed at 78% in Q4 after moving down from the 80% level with the sale of our manufactured housing portfolio in Q3. Our CET1 ratio remained over 13% in the quarter.

On Page 9, we look at capital in more detail. We had increases in most of our regulatory capital ratios and our TCE and all of our capital ratios remain above peers. If you recall, last quarter, we took the opportunity to call a small amount, or $8 million of trust preferreds, that saved some money and helped the margin. We took a similar action in the fourth quarter, redeeming $60 million of subordinated debt. This debt was about to flip from the low 5% range to the low 8% range. So it saves us about $1.8 million in 2025.

It was also just beginning to lose Tier 2 capital treatment. The redemption moved our capital ratio down by about 30 basis points, and the total capital ratio ended up down 20 basis points in the quarter. The redemption also generated a $2.2 million gain as the debt came to us in an acquisition and was marked on the books at a premium. This gain is called out on Page 4 as a notable item.

Moving on to spread income and the margin on Page 10. We achieved 2% annualized growth in spread income. We were pleased with this outcome, given the sale of the manufactured housing portfolio that negatively affected the average loan balances. Excluding the MH impact, we estimate that our spread income growth was in the 4% to 5% annualized range this quarter. The margin came in 7 basis points lower in the fourth quarter. The decrease was in line with our expectations and was explainable by the manufactured housing impact of 2 basis points and the mix change due to public fund seasonality of 5 basis points. Excluding these 2 items, our margin was flat, which we view as a good outcome while we work on executing to achieve the high 30% total deposit beta as compared to the 22% achieved so far.

Moving to Page 11. On an operating basis, noninterest income was up $5.2 million from last quarter. The growth came despite a $1.6 million shrinkage in wealth income fees, the sale of our FinTrust sub on October 1. The total fee income increase was benefited by a $3.5 million MSR write-up and a $1.4 million realized gain on the sale of equity securities and was offset by $3.3 million in securities losses.

Including the debt redemption gain I mentioned before, our run rate of noninterest income is closer to the $36 million range. Besides the highlighted items, we had strong results in debit card income, customer swap income and treasury management fees that drove quarter-to-quarter growth on a core basis. Our gain on sale of SBA and Navitas loans was similar to last quarter adjusting for the manufactured housing sale.

Operating expenses on Page 12 came in flat at $140.9 million. We had about $1.2 million of tail expenses from FinTrust that we expect not to repeat next quarter. Moving to credit quality. Net charge-offs were improved to 21 basis points in the quarter. Recall that our net charge-offs, excluding the MH sale, was 28 basis points last quarter. Overall losses were lower, Navitas losses were a little bit higher and contributed 13 basis points of total losses, up from 12 basis points last quarter.

Excluding MH and Navitas' losses, the bank's losses were low and stable at just 8 basis points, down from 15 basis points last quarter. In other credit statistics, NPAs and past dues were improved. While special mention and substandard loans moved slightly higher. We'll finish on Page 14 with the allowance for credit losses. Our loan loss provision was $11.4 million in the quarter and more than covered our $9.5 million in net charge-offs.

We also covered loan growth with the provision and the reserve stayed stable at 1.2% of loans. We still have $9.9 million of reserves set aside as a special provision for loans in a 9 county area in North Carolina for Hurricane Helene. We already had $3.1 million in reserve on these loans before, so the total reserve is $13 million on these loans in the 9 counties or 3.5% of total loans there. Our update is that we have $27 million in storm-related deferrals, $18 million of which occurred in the 9 County area, where we have the special reserve. We believe that our current provision is sufficient to cover any potential losses. With that, I'll pass it back to Lynn.

Lynn Harton

Chairman & CEO

Thank you, Jefferson. Before we open for questions, I want to give a special welcome to Ginger Martin and her team at American National Bank. It has been a pleasure getting to know them, and I'm very confident they will be an outstanding addition to our South Florida team.

I'm also glad to welcome Matthew Bruno as our new leader for our Miami operation. Matthew was a 25-year veteran of the market, well respected and is already making a tremendous positive impact on our business there. And finally, I want to recognize that 2025 is United's 75th anniversary. We plan on making it a great year, and we look forward to sharing that with you. And with that, I'd like to open the floor for questions.

Question and Answer

Operator

And the first question will come from Michael Rose with Raymond James.

Michael Rose

Raymond James & Associates, Inc.

Good morning everyone. Thanks for taking my questions. Maybe just wanted to start on loan growth. It was really good to see the C&I growth. Just wanted to get some color around what drove that? Was it increased utilization? Or was it just market share gain, and then just as we kind of contemplate 2025 and an outlook, I would think there'd still be some headwinds in some of the portfolios like senior Care, Multifamily. But it does seem like some of the CRE and C&I categories could be some tailwinds, particularly if the economy performs. So maybe you can just kind of give some color there, I'd appreciate it.

Rich Bradshaw

President & Chief Banking Officer

Good morning Michael, this is Rich. For the Q1 forecast, we're expecting a similar quarter to Q4 or slightly better. Some of the drivers, business owner confidence is certainly up, pipelines are very strong, talking with the credit officers, their throughput, they're seeing more deals than they've ever seen. And I feel like our new hire than growth initiatives have really paid off. Lastly, I want to point out that Florida led the bank in Q4 loan production followed by North Carolina and South Carolina.

Last quarter, that was Tennessee. So for 2 quarters back to back, the new markets have been leading the bank, so we're very pleased with that. In terms of other drivers, yes, you're right, C&I was up 20%, equipment finance, up 15%; income producing CRE 9.5%, and we're very pleased that owner-occupied CRE, which is a real big initiative for us at the end of the year was up 9%. In terms of 2025, we're very optimistic, it is probably too early to talk numbers for the year.

Michael Rose

Raymond James & Associates, Inc.

Okay. Helpful. And then Jefferson, I appreciate all the color and the moving parts on the margin. Just as we think about some of the -- you lay out some of the loan repricing opportunities. But if you can just give us kind of some color on the repricing on the asset side and liability side and how we should expect the margin on a core basis to kind of trend from here.

Jefferson Harralson

Executive VP & CFO

Yes. So I still think we're slightly asset sensitive. If you were to bring the whole curve down out, what's occurred here is a tilt that's actually positive for us with the steeper curve, but still with the rate cut, there's some timing elements until you get the lag of deposits to be priced back on to where we think our target for deposit betas are.

So taking that together, we are putting new loans on in the 7.25% range if you look at sort of December sort of pricing. So any quarter, you don't get a rate cut, you should see a little bit of loan yield improvement from the back book repricing and the new loans coming on at 7.25-ish. We should get a little mix change benefit in the first quarter with a slight ebbing of the public funds. Lynn had mentioned that we had the quarter loan growth was late quarter. So we get the benefit in the average balances in the first quarter, which is nice. We expect good loan growth in the first quarter as well. So combine all that together, and I think you were 5 to 10 basis points up on the margin in the first quarter.

And as you go into '25, I think you're going to see -- again, you should see an improvement in the margin in any quarter, you don't get a rate cut. And then even the ones you get a rate cut, I think that we can go back and get that high 30s deposit beta in there and make it neutral over time.

Michael Rose

Raymond James & Associates, Inc.

I appreciate all that color. Jefferson has been very helpful. And then maybe just one final one for me for Lynn. Just as it relates to M&A, obviously, the ANB transaction, a nice addition to what you're building in South Florida. Can you just talk about what's changed in your mind since the election? And it does seem like banks are going to be allowed to do maybe a few deals at once or per year. Any updated thoughts there and those what you're looking for potentially change under this new administration?

Lynn Harton

Chairman & CEO

Yes. Sure, Michael. So first, we are very excited about American National. It's a small deal, very high quality, just a tuck-in. And with that, we have always been very confident that we have the capacity and the ability to do one additional one this year in addition to American National. And whether or not that happens, of course, depends on the opportunities that are out there. There's definitely been a pickup in conversations since the election.

There's just a better environment overall for M&A. People are kind of getting their balance sheets better understood and better taken care of, of course, the approval side is anticipated to be better. Honestly, for us, the size deals that we've done up to 15%, which we put $4 billion, $5 billion is the top end. So those smaller deals that we do, we have not seen and wouldn't have anticipated any change.

They've always been very well, easy to get approved. So we wouldn't -- that part is not affecting us much. But I just think the general atmosphere is very conducive and we would certainly expect to see some opportunities during '25.

Michael Rose

Raymond James & Associates, Inc.

Great, thanks for taking all my questions.

Operator

The next question will come from Catherine Mealor with KBW.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc.

Thanks. Good morning. Just a quick -- just comment on credit. Can you talk a little bit about your outlook for you now that we've got manufactured housing out of the balance sheet, Navitas is a little bit higher core, your core bank has just seen such low losses. Is there a way I think about what an appropriate level of kind of provisioning or net charge-offs we should expect in this upcoming year?

Rob Edwards

Executive VP & Chief Risk Officer

Yes. Catherine, it's Rob, we had $58 million in charge-offs in 2024. About $14 million of that was related to manufactured housing, either from regular charge-offs before the sale or created by the sale. So that gets you down to $44 million. And I'm kind of thinking about that as being a good number for the outlook for 2025 right now, things feel very stable, and so that's kind of the way I'm thinking about it for next year.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc.

Okay. Great. And then Jefferson, you mentioned that some of the other items and fees will come out. But as you think about kind of fee outlook, can you talk to us about your outlook for kind of Navitas loan sales and SBA fees? And then -- and maybe just kind of overall fee growth for '25?

Jefferson Harralson

Executive VP & CFO

Yes, I'll start with that. And I know Rich will have some things to join in there on the SBA side and mortgage really. Mortgage, well maybe I'll pass it to Rich first, and then I'll come back to me on anything else. So maybe mortgage and SBA and then I'll come back with any other pieces of it.

Rich Bradshaw

President & Chief Banking Officer

Good morning Catherine. In terms of mortgage volume, the MBA is forecasting 10% down for 2025, and we're forecasting a similar type number. In terms of SBA, if you recall from last call, the SBA changed regulations on how you -- when you can sell on a commercial construction loan, which we do a lot of in the SBA side. And so it's not changing the gain of sale, but it's just changing the timing when you're allowed to sell. And so that's all pushed out. So Q4 was lower, and that's going to push into Q1 and Q2. So we're expecting a little bit better Q1 than we did Q1 a year ago.

Jefferson Harralson

Executive VP & CFO

And I'll throw in on Navitas. We had been selling this quarter too as in the $20 million to $30 million range. I would expect that to be a little smaller, maybe the $10 million to $20 million range per quarter next year, mainly because it's more profitable to hold it on the balance sheet. We have good capital and liquidity, so we might hold a little bit more there. Especially, too, as we think our overall loan growth is going to pick up, we have more room on the balance sheet to keep more Navitas loans as well. So I would expect the seasonality change on the SBA, like Rich said and good growth there, and I expect Navitas to be a little down on their loan sales in '25.

Catherine Mealor

Keefe, Bruyette, & Woods, Inc.

Great, very helpful, thank you.

Operator

The next question will come from Christopher Marinac with Janney Montgomery Scott.

Christopher Marinac

Janney Montgomery Scott LLC

I had a deposit pricing question. As you look at M&A, what's the likelihood to reprice those deposits on the front end? And is that an opportunity bigger this year than it had been in the past?

Jefferson Harralson

Executive VP & CFO

Well, I'll start, Lynn may have something to add in on there. We -- it kind of depends on the bank you buy. Some banks have great core deposits like ours, and the opportunity is not as big. Other banks that we see have very high deposit cost, and so we had the opportunity to use our liquidity to get that down. So we're seeing a flow of both of those. It really depends on what bank comes across the transom there? I will say I'll add one more thing on there is that every bank you see opportunity in the marks on the asset side. So the ability with our 13% Tier 1 capital to absorb a loan mark, to absorb a securities mark and then have a higher margin coming out of it, is very high. So I think M&A can really help you with the marks on the asset side, but it really is a bank dependent on the liability side.

Lynn Harton

Chairman & CEO

Yes, well said.

Christopher Marinac

Janney Montgomery Scott LLC

Great, thank you for that Jefferson. And just a follow-up for Rob on Navitas. Is there the possibility for Navitas to -- for the losses to go down this year and kind of moderate from what we've seen?

Rob Edwards

Executive VP & Chief Risk Officer

Well, certainly, on the over-the-road trucking, we expect losses to moderate this year, right? So we started the year with a $44 million over the road portfolio, and we're starting 2025 now with a $26 million portfolio. So down pretty dramatically. And I would expect losses. So we had $7 million -- $7.5 million in losses on the over-the-road portfolio in 2024, and I would expect that number to be closer to $4 million in 2025. So I think that will be a driver there on the Navitas losses.

Christopher Marinac

Janney Montgomery Scott LLC

Great Rob. Thanks very much, I appreciate it.

Operator

Next question will come from Gary Tenner with D.A. Davidson.

Gary Peter Tenner

D.A. Davidson & Co.

Thanks, good morning everybody. I wanted to ask Jefferson about the CD maturities. You mentioned, obviously, the half of them in the first quarter and then you've got another sizable slug in the second quarter. How are you thinking about kind of managing the duration of the renewals there from a rate perspective, really trying to get a sense of whether there'll be another opportunity to work pricing down more over the course of the year as we move later into 2025.

Jefferson Harralson

Executive VP & CFO

Thanks Gary. That's a great question. We -- typically, our most popular CD has been in the 11 months or 13 months or 12-month CD. And so historically, at the bank, it's been closer to an average of about a year out. With the expectation of rates coming down, we really shortened that. We made our best rate to 7 months, and we made it the 4 months, and that's what's giving us this opportunity here. As we reprice these, we are now moving it or pricing to be more equal or opportunistic at each price point. So what you're going to see is a lengthening out of these CDs and you'll see more growth in the 11-month, 13-month, 12-month CD, will take a little bit, but the -- what you should see is a gradual lengthening of the CD book versus where it is now.

Gary Peter Tenner

D.A. Davidson & Co.

Thank you. That’s all I have.

Operator

This will conclude our question-and-answer session. I would like to turn the conference back over to Lynn Harton for any closing remarks. Please go ahead.

Lynn Harton

Chairman & CEO

Well, once again, many thanks for joining the call, for your interest. We look forward to continuing to be with you through the year. We expect it to be a great one. So take care, and have a great day.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.